**IROQUOIS CAPITAL MANAGEMENT, LLC**
**641 LEXINGTON AVENUE, 26TH FLOOR**
**NEW YORK, NY 10022**

June 9, 2014

MGT Capital Investments, Inc.
500 Mamaroneck Avenue
Suite 204
Harrison, New York 10528
Attn: Members of the Board of Directors

Dear Board Members,

Iroquois Capital Management, LLC ("Iroquois Capital") manages investment funds that collectively represent the largest unaffiliated shareholding of MGT Capital Investments, Inc. ("MGT"). While our Schedule 13D amendment filing earlier this morning reflects an increased stake in the Company, our increased economic stake in MGT should in no way be confused, or taken, as a vote of confidence in the Company's management or board of directors (the "Board"). On the contrary, it continues to be our view that your track record in management, acquisitions and corporate governance is among the worst we have witnessed in our investment career.

We are deeply troubled by the complete lack of response from either senior management or the Board in the four months since we issued a public letter outlining our serious concerns at MGT, including leadership incompetence, poor governance and lack of oversight, dismal and deteriorating financial and stock price performance, threats of further shareholder dilution, ill-conceived and poorly executed acquisitions, and excessive executive compensation. Your indifference to the real and serious issues we have raised, while not surprising, is severely disappointing and indicates your unwillingness to address legitimate shareholder concerns.

All the while you have ignored our concerns and tried to scare us away, MGT's stock price has continued to dramatically underperform. Since our first letter on February 5, 2014, the Company's stock price has declined even further from $1.92 to $1.25, as of the close on June 6, 2014, or nearly 35%, while the S&P 500 Index and the Russell 2000 Index have increased 11% and 7%, respectively.

What is perhaps even more concerning than MGT's blatant disregard for shareholder interests and concerns is the troubling chain of events at MGT since our last correspondence. Here is the series of disappointments that has transpired:

- March 28, 2014: MGT files its year-end 2013 Form 10-K disclosing dismal income, cash flow and balance sheet statements. Sadly, not only are the already paltry revenues down year-over-year, but inexplicably the cost of revenues rose 200%. A particularly scary

fact is that the 2013 year-end operating net loss (excluding all non-cash items) of $9.5 million is equal to nearly 83% of MGT's current market capitalization.

- March 28, 2014: Concurrently with the Form 10-K, MGT files a Form S-8 with the SEC to register more than one million shares underlying the excessive stock incentive options that senior management essentially granted to themselves despite MGT's abysmal financial performance. To be clear, these shares would only need to be registered so that they can be exercised and subsequently sold into the market.

    - In the 10-K, management appears to have made good on its previous threats to further dilute shareholders and enrich itself at shareholders' expense by amending the equity-line financing arrangement, which in-turn allows management to sell shares into the market at any levels without a stated floor price.

- May 1, 2014: MGT announces that on the heels of WMS's successful petition to have the patent litigation moved to Illinois, WMS was also successful in requesting that the U.S. Patent and Trademark Office institute a trial to challenge one of the primary patents at issue in the litigation. It should not be surprising that a management team with absolutely no patent litigation experience would find itself in this position.

- May 15, 2014: Management stealthily files its Form 10-Q reporting the Company's ever-eroding financial performance after market close and with no press release, conference call or any other communication to its shareholders.

    - In the 10-Q, management added insult to injury by announcing that they have been selling shares at historically low levels through their newly amended floorless equity-line.

    - The 10-Q also reveals that revenues have declined further and operating losses have increased due to management's ill-conceived and poorly executed acquisition strategy.

Shareholders are the owners of a corporation and have the right to a reasonable degree of transparency regarding a company's financial and operational goals. The Board needs to start taking their fiduciary responsibility to maximize shareholder value very seriously and to hold candid conversations with its shareholders.

As the largest shareholder of MGT, we are beyond frustrated with the current performance and direction of the Company. We have made significant efforts to communicate our concerns to the Board, but unfortunately our appeals for a constructive dialogue have fallen on deaf ears. We are absolutely committed to making sure that the best interests of all shareholders are represented on the Board and doing whatever it takes to bring about real change at MGT for the benefit of all shareholders.

Unfortunately Mr. Ladd has indicated to us on several occasions that rather than tackle these issues head-on, as would be expected from any management or board of directors that is seriously committed to representing the best interests of its shareholders, he would instead resort to a 'smear' campaign to deter our legitimate pursuit of the changes that are required at MGT and distract from this Board's record of failure at MGT. I am sure shareholders will be none too pleased to learn how Mr. Ladd is spending his time these days while shareholder value continues to precipitously decline. These threats reek of desperation and illustrate management's attempts to entrench itself and avoid accountability for years of underperformance. Rest assured, we are not going away.

In case you have any doubts about our willingness or ability to engage constructively, reasonably and meaningfully with a company's board of directors, just this past Friday it was announced that Iroquois reached an amicable resolution with another of its portfolio companies for board representation following months of open dialogue.

We remain open to discussing ways in which we can work constructively with management and the Board to ensure that MGT is appropriately governed and run in a manner consistent with the best interests of all shareholders.


Best Regards,

/s/ Joshua Silverman

Joshua Silverman
Managing Member